Exhibit 99.1

Ayr Wellness Brings Concentrates Brand HAZE to Florida, Provides Updates on Store Re-Openings After Hurricane Ian

MIAMI, October 6, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), is announcing the rollout of its premium live resin concentrates and vapes brand HAZE in Florida.

Having recently celebrated surpassing 50 retail stores throughout Florida, the introduction of Hydrocarbon Extraction products to its menus marks another major milestone for Ayr in the Sunshine State.

“Ayr has carefully crafted a brand portfolio that appeals to a wide array of consumers throughout the value spectrum, providing quality products at every price point,” said Jonathan Sandelman, Founder and CEO of Ayr. “HAZE represents a premium experience at an attractive price point, enabled by the cultivation and production improvements since we took over the Liberty Health Sciences’ Gainesville facility last year.”

HAZE premium live resin concentrates and vapes are formulated for rapid onset and deliver a full-sensory experience. Products available at launch include live resin vape cartridges, live badder and live sugar. Strains include WAP #27, Caesar, 8” Bagel, Gorilla Glue, Mr. Nasty and Ruby Slippers.

Following Hurricane Ian, 47 of Ayr’s 51 Florida stores are currently open, and the Company’s Bonita Springs store will reopen on Friday, October 8. In an effort to ensure medical marijuana patients have access to medicinal treatments, the Company is actively working to reopen locations in Cape Coral, Port Charlotte, and Sebring once it is safe and compliant to do so.

Sandelman continued, “Following Hurricane Ian, we are pleased that all our Florida-based employees are safe. Additionally, our team on the ground in Florida did a great job preparing for the storm and securing our facilities. We also sustained no damage to our Gainesville cultivation campus, and harvests and products remain on schedule.”

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com